

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 23, 2017

<u>Via Email</u>
Mr. David M. Denton
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

    Re: CVS Health Corporation
           Form 10-K for the year ended December 31, 2016
           Filed February 9, 2017
           File No. 1-01011

Dear Mr. Denton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Joel Parker

           Joel Parker
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel and Mining